14049494

SEC MAIL PROCESSING SECTION RECEIVED MAR 10 2014 WASH., D.C. 193

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-49291

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

GMP Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

331 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Ilan Lessick (212) 404-8326
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24

3/27/14

OATH OR AFFIRMATION

I, Ilan Lessick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMP Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None_noted

LISA SANCHEZ
Notary Public, State of New York
No. 01SA6267033
Qualified in Queens County
Commission Expires August 13, 2016

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check applicable boxes):

[X] (a) Facing Page.

[X] (b) Statement of Financial Condition.

[X] (l) An Oath or Affirmation.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP

Statement of Financial Condition

GMP Securities, LLC
December 31, 2013
With Report of Independent
Registered Public Accounting Firm

EY
Building a better
working world

GMP Securities, LLC

Statement of Financial Condition

December 31, 2013

Contents

Building a better working world

Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

The Member of
GMP Securities, LLC

We have audited the accompanying statement of financial condition of GMP Securities, LLC (the "Company") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY

Building a better working world

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GMP Securities, LLC at December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 28, 2014

GMP Securities, LLC

Statement of Financial Condition

December 31, 2013

Assets	
Cash and cash equivalents	$ 11,451,211
Due from brokers and dealers	14,614,297
Securities owned, at fair value	13,433,856
Fixed assets, net of accumulated depreciation and amortization of $1,508,380	201,635
Due from affiliates	1,053,942
Other assets	1,843,993
Total assets	$ 42,598,934
Liabilities and member's equity	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 7,679,766
Accrued compensation	7,500,434
Due to affiliates	7,675
Accrued expenses and other liabilities	1,340,840
Total liabilities	16,528,715
Subordinated notes payable	18,000,000
Member's equity	8,070,219
Total liabilities and member's equity	$ 42,598,934

See accompanying notes.

GMP Securities, LLC

Notes to Statement of Financial Condition

December 31, 2013

1. Organization

GMP Securities, LLC ("GMP" or the "Company"), a New York limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and a member of Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). It is also registered in Canada as an Exempt Market Dealer. The Company is a wholly owned subsidiary of GMP MTR Acquisition Inc., a Delaware corporation. The Company is ultimately owned by GMP Capital Inc. (the "Parent"), which is publicly listed on the Toronto Stock Exchange in Canada.

GMP is an institutional broker-dealer specializing primarily in fixed income securities (high yield, convertible, emerging market debt and asset backed securities), as well as trading in preferred stock and distressed, bankrupt, and other securities. In addition it provides investment banking advisory services.

The Company clears its securities transactions on a fully disclosed basis through JP Morgan Clearing Corp. ("Clearing Broker") and is therefore exempt from the requirement of SEC Rule 15c3-3 under paragraph k(2)(ii).

2. Significant Accounting Policies

The accompanying statement of financial condition has been prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") and in accordance with Accounting Standards Codification ("ASC") as set forth by the Financial Accounting Standards Board.

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent; however, actual results could differ from those estimates.

All securities transactions and related revenues and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased are recorded at fair value. All resulting realized and unrealized profit or loss are reflected in Member's equity.

Commission revenue and related expenses arising from customer securities transactions are recorded on a trade-date basis. Interest income and expense are recorded on an accrual basis. Dividend income is recorded at the ex-dividend date.

2. Significant Accounting Policies (continued)

Investment banking revenues from providing merger and acquisition advisory services are recorded on closing date.

The carrying value of substantially all of the Company's financial assets and liabilities that are not carried at fair value on the statement of financial condition will approximate the fair value generally due to their short-term in nature or since they are highly liquid. This includes cash and cash equivalents, due from brokers and dealers, and due from affiliates. Cash and cash equivalents would be classified as Level 1 and due from brokers and dealers and due from affiliates would be classified as Level 2 within the fair value hierarchy.

At December 31, 2013, the fair value of the notes payable approximated the carrying value. The subordinated notes were valued using a discounted cash flow model. Management estimated the yield a third party would expect to receive for the Company's subordinated notes payable as an assumption to the discounted cash flow analysis. These financial instruments would be classified as Level 3 within the fair value hierarchy.

The Company considers all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents. As of December 31, 2013, there were no investments classified as cash equivalents.

Monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars at the applicable year–end exchange rate. Foreign currency transaction revenues, expenses, gains and losses are measured at the rates of exchange prevailing on the dates of the transactions.

Office furniture, equipment, capitalized software, and leasehold improvements are carried at cost less accumulated depreciation and amortization. All assets, except for leasehold improvements, are depreciated on a straight-line basis over their estimated useful lives ranging from three to five years. Leasehold improvements are amortized over the shorter of their useful life or the term of the lease.

Certain key employees of the Company participate in a Share Incentive Plan in which the employees are entitled to receive common shares of the Parent upon satisfaction of specified vesting conditions. These awards are accounted for as equity awards under ASC 718, *Compensation – Stock Compensation*, on the books of the Company. The value of such awards is initially determined at grant date. See Note 13, share incentive plan for further details of the plan.

2. Significant Accounting Policies (continued)

The Company has a defined contribution retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. Eligible employees may contribute amounts to the Plan, via payroll withholding, subject to Internal Revenue Service retirement plan contribution limitations. The Company made contributions of $132,998 during the year.

GMP has a cost sharing arrangement in place with Miller Tabak & Co, LLC ("MT"), a former member of the Company. Under this arrangement, MT and the Company agree to share the costs of compensation expenses related to certain administrative and clerical functions.

The Company is a single member limited liability company and, for income tax purposes, is disregarded as an entity separate from its owner, the Parent, pursuant to U.S. Income Tax Regulations Sec. 301.7701-3(b)(1)(ii). As such, the results of the Company's operations are included in the Parent's Federal and state and local income tax returns. However, the Parent does not allocate a portion of the consolidated income taxes to the Company as if the Company were a separate income taxpayer. Therefore, no provision for income taxes is provided in the Company's statement of financial condition.

In accordance with ASC 820, *Fair Value Measurements and Disclosures*, the Company discloses the fair value of its securities positions in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities, (Level 1 measurements) and the lowest priority to unobservable inputs that are significant to the valuation (Level 3 measurements). Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

The Company's securities positions measured and reported at fair value are classified and disclosed in one of the following categories:

Level 1 – Pricing inputs that reflect unadjusted quoted market prices that are available in active markets for identical assets or liabilities as of the reporting date.

Level 2 – Pricing inputs other than quoted market prices in active markets, or which are either directly or indirectly observable for the asset or liability as of the reporting date.

2. Significant Accounting Policies (continued)

Level 3 – Pricing inputs that are unobservable for the asset or liabilities and include situations where there is little, if any, market activity or liquidity at the reporting date. The inputs into the determination of fair value require significant management judgment or estimation.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial instruments. See Note 5 for additional information related to the Company's fair value measurements with respect to the Company's securities owned and securities sold, not yet purchased.

Changes in valuation techniques may result in transfers in or out of an investment's assigned level as described above.

3. Due From Brokers and Dealers

Due from brokers and dealers primarily includes realized profits, proceeds from securities sold short, net receivables and payables arising from unsettled transactions, commissions and claims with the Clearing Broker.

Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased. Margin debt is generally collateralized by certain positions of the Company's securities owned, although at December 31, 2013, the Company had no margin debt. It is the Company's policy to monitor the credit standing of the Clearing Broker with whom it conducts its business.

4. Net Capital Requirements

GMP is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, GMP had net capital of $22,250,091, which was $21,660,672 in excess of the amount required. The Company's net capital ratio was 0.3974 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB Assets") are considered allowable assets in the computation of Net Capital pursuant to an agreement between the Company and the Clearing Broker, which requires, among other things, that the Clearing Broker perform a computation for PAIB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

4. Net Capital Requirements (continued)

Certain advances, distributions and other equity withdrawals are subject to notification and restriction provisions of the SEC's Uniform Net Capital Rule.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

The following table summarizes the fair value of the Company's securities owned and securities sold, not yet purchased within the fair value hierarchy at December 31, 2013:

	Level 1	Level 2	Level 3	Total
Securities owned, at Fair Value				
U.S. government debt	$ 4,999,285	$ –	$ –	$ 4,999,285
Corporate Bonds	–	333,451		333,451
Foreign Government Debt	–	502,073	–	502,073
Foreign Corporate bonds	–	5,747,324	–	5,747,324
Equity including Preferred Securities	478,712	1,373,011	–	1,851,723
	$ 5,477,997	$ 7,955,859	$ –	$ 13,433,856
Securities sold, not yet purchased at Fair Value				
Corporate Bonds	$ –	$ 8,511	$ –	$ 8,511
Foreign Government Debt	–	501,411	–	501,411
Foreign Corporate Bonds	–	5,300,449	–	5,300,449
Equity Securities	1,869,395	–	–	1,869,395
	$ 1,869,395	$ 5,810,371	$ –	$ 7,679,766

The fair value of U.S. government debt securities positions are based on quoted prices in active markets. The Company classified these instruments within Level 1 of the fair value hierarchy.

The fair value of the corporate bonds, foreign corporate bonds, and foreign government debt are based on their last transaction price or quoted prices of similar financial instruments. The Company classified these instruments as Level 2 within the fair value hierarchy.

The fair value of equity and preferred securities are based on observables quoted prices from markets in which the securities are traded by the Company. To the extent these equity securities and preferred securities are actively traded, the Company classified these instruments as Level 1; otherwise, they are classified as Level 2 of the fair value hierarchy.

5. Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value (continued)

The Company's policy is to assess the fair value hierarchy of each security position and to recognize transfers between levels at the end of each reporting period. In 2013, the Company did not have any significant transfers of securities owned, at fair value and securities sold, not yet purchased at fair value between Levels 1 and 2 of the valuation hierarchy.

There were no Level 3 security positions during the year.

6. Fixed Assets

At December 31, 2013, fixed assets comprise of the following:

	Leasehold Improvements	Furniture and Fixtures	Equipment	Capitalized Software	Total
Cost	$ 417,299	$ 255,410	$ 756,835	$ 280,471	$ 1,710,015
Accumulated Depreciation and amortization	372,586	200,056	667,183	268,555	1,508,380
Net Book Value	$ 44,713	$ 55,354	$ 89,652	$ 11,916	$ 201,635

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk

From time to time, GMP may trade various financial instruments and enter into various investment activities with off-balance-sheet risk, including securities sold, not yet purchased.

Securities sold, not yet purchased are recorded as liabilities in the statement of financial condition and have market risk to the extent that GMP, in satisfying its obligation, may have to purchase securities at a higher value than that recorded in the statement of financial condition.

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company does not anticipate any losses or risks with respect to the concentration of cash balances maintained with such financial institutions. At December 31, 2013, all of the Company's due from brokers and dealers and securities owned are held at the Company's Clearing Broker and therefore are subject to the credit risk of the Clearing Broker.

ASC 460, Guarantees, requires the disclosure of information about obligations under certain guarantee arrangements. In this regard, GMP has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. Pursuant to the clearing agreement, the Company is required to reimburse the Clearing Broker without limit for any losses incurred due to any counterparty's failure to satisfy its contractual obligations.

7. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

However, the transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through to the settlement date. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the securities transactions introduced by the Company. At December 31, 2013, there were no amounts to be indemnified to the Clearing Broker for the customer accounts.

8. Contingencies

From time to time in the normal course of business, the Company may be a party to various litigation matters and regulatory inquiries. While the ultimate legal and financial liability of the Company, if any, with respect to such matters cannot be estimated with certainty, the Company believes, based on its examination of such matters, that such ultimate liability would not have a material adverse effect on the financial condition of the Company. At December 31, 2013, no litigation was pending against the Company.

9. Commitments

The Company is committed to pay rent for office space under non-cancelable leases with minimum annual rental payments. Such leases are subject to escalation clauses covering operating expenses and real estate taxes. In 2011, the Company renewed its New York lease for an additional ten years, which included a Landlord Termination Right. In 2013 the Landlord exercised this Right with requisite notice given and the lease will consequently terminate on December 31, 2014. As stipulated in the original office lease arrangement, the last six months of the current lease will be rent free. The Company is actively seeking for an office space to rent. The Company expects that the office space will be at a higher rent.

Expected minimum annual rental payments under current operating lease agreements are as follows:

Year	Amount
2014	$ 439,021
2015	147,162
2016	103,486
2017	14,750
	$ 704,419

10. Related Party Transactions

GMP has entered into a Services Agreement with an affiliate, Griffiths McBurney Corp. ("GMC"), a SEC and FINRA registered broker dealer, whereby GMP provides facilities, administrative and payroll services to employees of GMC working out of GMC's New York City branch. Under this arrangement, the Company is reimbursed for the direct administrative costs associated with, and paid on behalf of GMC for these activities. Additionally, the Company is also reimbursed for certain indirect costs which are allocated at a monthly rate of $1,200 per employee of GMC. This monthly allocated fee includes, but is not limited to, communications cost, miscellaneous office supply usage, and facilities usage. At December 31, 2013, there was a balance of $39,819 owed to GMP for these activities. The receivable balance is included in due from affiliates on the statement of financial condition.

The Company participates in a revenue sharing agreement with certain affiliates (GMP Securities L.P., GMP Securities Europe LLP, and GMP Securities Australia Pty Limited). Pursuant to the terms of the agreement, the Company receives from its affiliates certain revenues generated from its participation as a distribution channel to its customers of certain newly issued securities that were underwritten by its affiliates. As of December 31, 2013, the receivables from these affiliates amounted to $35,801. The receivable balance is included in due from affiliates on the statement of financial condition. These amounts are billed monthly and settled thereafter.

In 2013, the Company also provided certain research advisory services and support to affiliates. As of December 31, 2013, the receivable from affiliates from these arrangements amounted to $17,500 and is included in due from affiliates on the statement of financial condition.

Affiliates, on occasion, settle invoices with vendors on behalf of other affiliates and recover these disbursements, at cost, through monthly billings. At December 31, 2013, the Company had a payable balance of $7,675 to an affiliate related to these arrangements and is included in due to affiliates on the statement of financial condition.

In accordance with the escrow and lock-up agreement ("Escrow and Lock-up Agreement"), as part of the share incentive plan (see note 13), to the extent that the participants on the plan elected to have the equivalent value of shares canceled, the Parent is responsible to pay on behalf of the Company's employees, the taxes due when the employee receives their vested shares. In 2013, the Company paid $960,418 of the taxes due for vested shares, on behalf of the Parent. This receivable balance is included in due from affiliates on the statement of financial condition.

11. Member's Equity

In 2013, GMP made three separate distributions to its member totaling $1,100,000. Due notifications were submitted to regulators where required.

12. Subordinated Notes Payable

The Company has subordinated notes payable to its sole member, GMP MTR Acquisition Inc. consisting of term loans of $3,000,000 maturing on September 26, 2014 and bearing interest of 5%, as well as two term loans each of $2,500,000 maturing on December 19, 2014 and December 19, 2015, respectively, each bearing interest of 8.5%. In 2013, GMP obtained two additional loans from its member of $6,000,000 maturing on December 27, 2014 and $4,000,000, maturing on December 27, 2016. Each loan bears an interest of 8.5%. The Company has the option to extend each of the loans for an additional year from the maturity date.

All subordinated notes payable have been approved by FINRA, and are subordinated to all existing and future claims of all non-subordinated creditors of the Company and are included in the Company's net capital under the SEC's Uniform Net Capital Rule. The notes may be repaid only if, after giving effect to such repayment, the Company meets its net capital requirements.

13. Share Incentive Plan

GMP awarded common shares of the Parent (the "retention shares") to key employees (the "retention shareholders") of the Company upon its successful closing of the acquisition of the Company on September 26, 2011. The cost of the share awards of $13,511,973 was measured based on the closing stock price of the Parent shares on the Toronto Stock Exchange at grant date on September 26, 2011, which represents grant date fair value. A total of 1,852,789 retention shares were reserved for issuance in accordance with the Escrow and Lock-Up Agreement of the Company and the retention shareholders.

The awards are recognized in equity based on a graded vested method approach over a four year vesting period as a non cash flow charge, which is the period over which all the specified vesting conditions are satisfied. In 2013, the second tranche was released to the retention shareholders in accordance with the plan.

13. Share Incentive Plan (continued)

A summary of the status of the Company's share incentive plan that have non-vested as of December 31, 2013, and changes during the year, is presented below:

Year	Number of Shares	Amount
Nonvested at January 1, 2013	1,324,741	$ 9,661,038
Granted	-	-
Vested	(472,459)	(3,445,537)
Forfeited	(9,263)	(67,554)
Nonvested at December 31, 2013	843,019	$ 6,147,947

No new share awards were granted during the year.

14. Share Purchase Forgivable Loans

In 2013, the Company made additional advances of loans to certain employees to finance their purchase of common shares of the Parent. At December 31, 2013, the carrying value of these loans was $997,792, which is included in other assets on the statement of financial condition. The value of the Parent's common shares pledged by the employees to the Company was $1,302,385. These loans bear interest at prime rate and the loan principal is forgiven on the fourth anniversary of the grant. If they cease to be an employee of GMP prior to the fourth anniversary grant date, the loans, including accrued interest, are required to be paid in full by the employee.

15. Asset Pledged as Security for Loans

An amount of $100,000 on deposit with Bank of America was pledged as security for corporate credit card lines provided by the Bank.

16. Subsequent Events

The Company has evaluated subsequent events through February 28, 2014, the issuance date of the statement of financial condition.

The Company has initiated the build out of an investment banking division, which will focus on the oil and gas industries. The operations of the investment banking division will be primarily located in Houston. On February 26, 2014, the Company signed a 5 year operating lease, commencing June 1, 2014, for new office space with minimum rental commitments totaling $1,688,940. Additionally, the Company has submitted a change in membership application to FINRA which is pending approval.

16. Subsequent Events (continued)

The Company has determined that there are no other material events that would require disclosure in the statement of financial condition.

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